UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934
(Amendment No. 2)*

Carmike Cinemas Inc

(Name of Issuer)

Common Stock, par value $0.03 per share

(Title of Class of Securities)

143436400

(CUSIP Number)

December 31, 2012

(Date of Event Which Requires Filing of this Statement)


Check the appropriate box to designate the rule
pursuant to which this Schedule is filed:
	??Rule 13d-1(b)
??Rule 13d-1(c)
?     Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person?s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be ?filed? for the purpose of Section 18 of the Securities Exchange Act of 1934 (?Act?) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid
OMB control number.

?
CUSIP No.143436400

1.  Names of Reporting Persons.
Mittleman Brothers LLC

2.  Check the Appropriate Box if a Member of a Group
(a) ?
(b) ?
3.  SEC Use Only
4.  Citizenship or Place of Organization
New York,  USA
   Number of
Shares

Beneficially
   Owned by
   Each
Reporting
   Person
With:
5.  Sole Voting Power
1,081,585

6.  Shared Voting Power
0

7.  Sole Dispositive Power
0

8.  Shared Dispositive Power
1,081,585
9.  Aggregate Amount Beneficially Owned by Each Reporting
Person
1,081,585
10.  Check if the Aggregate Amount in Row (9) Excludes Certain
Shares       ?
11.  Percent of Class Represented by Amount in Row (9)
6.08 % (1)
12.  Type of Reporting Person
HC, CO
(1)	Based upon 17,784,949 shares of common stock outstanding
as of October 24, 2012, as disclosed in the Quarterly
Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 1, 2012.
?
CUSIP No.143436400

1.  Names of Reporting Persons.
Master Control LLC

2.  Check the Appropriate Box if a Member of a Group
(a) ?
(b) ?
3.  SEC Use Only
4.  Citizenship or Place of Organization
New York,  USA
   Number of
Shares

Beneficially
   Owned by
   Each
Reporting
   Person
With:
5.  Sole Voting Power
1,081,585

6.  Shared Voting Power
0

7.  Sole Dispositive Power
0

8.  Shared Dispositive Power
1,081,585
9.  Aggregate Amount Beneficially Owned by Each Reporting
Person
1,081,585
10.  Check if the Aggregate Amount in Row (9) Excludes Certain
Shares       ?
11.  Percent of Class Represented by Amount in Row (9)
6.08 % (1)
12.  Type of Reporting Person
CO
(1)	Based upon 17,784,949 shares of common stock outstanding
as of October 24, 2012, as disclosed in the Quarterly
Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 1, 2012.
?

CUSIP No.143436400

1.  Names of Reporting Persons.
Mittleman Investment Management LLC

2.  Check the Appropriate Box if a Member of a Group
(a) ?
(b) ?
3.  SEC Use Only
4.  Citizenship or Place of Organization
New York, USA
   Number of
Shares

Beneficially
   Owned by
   Each
Reporting
   Person
With:
5.  Sole Voting Power
1,081,585

6.  Shared Voting Power
0

7.  Sole Dispositive Power
0

8.  Shared Dispositive Power
1,081,585
9.  Aggregate Amount Beneficially Owned by Each Reporting
Person
1,081,585
10.  Check if the Aggregate Amount in Row (9) Excludes Certain
Shares       ?
11.  Percent of Class Represented by Amount in Row (9)
6.08 % (1)
12.  Type of Reporting Person
IA, CO
(1)	Based upon 17,784,949 shares of common stock outstanding
as of October 24, 2012, as disclosed in the Quarterly
Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 1, 2012.
?
CUSIP No.143436400

1.  Names of Reporting Persons.
Christopher P. Mittleman

2.  Check the Appropriate Box if a Member of a Group
(a) ?
(b) ?
3.  SEC Use Only
4.  Citizenship or Place of Organization
New York,  USA
   Number of
Shares

Beneficially
   Owned by
   Each
Reporting
   Person
With:
5.  Sole Voting Power
1,081,585

6.  Shared Voting Power
0

7.  Sole Dispositive Power
0

8.  Shared Dispositive Power
1,081,585
9.  Aggregate Amount Beneficially Owned by Each Reporting
Person
1,081,585
10.  Check if the Aggregate Amount in Row (9) Excludes Certain
Shares       ?
11.  Percent of Class Represented by Amount in Row (9)
6.08 % (1)
12.  Type of Reporting Person
IN
(1)	Based upon 17,784,949 shares of common stock outstanding
as of October 24, 2012, as disclosed in the Quarterly
Report on Form 10-Q filed by the issuer with the Securities and Exchange Commission on November 1, 2012.
?

ITEM 1(a). 	Name of Issuer:
	Carmike Cinemas, Inc.  (The ?Issuer?)

ITEM 1(b). 	Address of Issuer's Principal Executive Offices:
	1301 First Avenue
	Columbus, Georgia 31901

ITEM 2(a). 	Name of Person Filing:
	This statement is jointly filed by and on behalf of each of the Mittleman Brothers, LLC (?Mittleman Brothers?), Master Control LLC (?Master?), Mittleman Investment Management LLC, and SEC registered advisory firm (?MIM?), and Christopher P. Mittleman. MIM serves as an investment adviser and/or manager to other persons. MIM may be deemed to beneficially own securities owned and/or held and/or for the account and/or benefit of other persons. Mittleman Brothers is the sole member of Master. Master is the sole member of MIM.
Mittleman Brothers and Master may be deemed to beneficially own securities owned by MIM. Mr. Mittleman is the Chief Investment Officer of MIM and may be deemed to beneficially own securities beneficially owned by MIM.

ITEM 2(b).	Address of Principal Business Office, or if
None, Residence:
	The principal business office of each reporting person is 188 Birch Hill Road, Locust Valley, New York, 11560

ITEM 2(c) 	Citizenship:
	See item 4 on the cover page(s) hereto.

ITEM 2(d). 	Title of Class of Securities:
	Common Stock, par value &0.03 per share ( the ?Common
Stock?)

ITEM 2(e).	CUSIP Number:
	143436400

ITEM 3.	If this statement is filed pursuant to ??240.13d-
1(b) or 240.13d-2(b) or (c), check whether the person filing is a:


(a
)
[_
]
Broker or dealer registered under Section 15 of the Act (15 U.S.C. 78o).

(b
)
[_
]
Bank as defined in Section 3(a)(6) of the Act (15
U.S.C. 78c).

(c
)
[_
]
Insurance company as defined in Section 3(a)(19) of the Act (15 U.S.C. 78c).

(d
)
[_
]
Investment company registered under Section 8 of the Investment Company Act of 1940 (15 U.S.C.
80a-8).

(e
)
[_
]
An investment adviser in accordance with ss.240.13d-1(b)(1)(ii)(E);

(f
)
[_
]
An employee benefit plan or endowment fund in accordance with ss.240.13d-1(b)(1)(ii)(F);

(g
)
[_
]
A parent holding company or control person in accordance with ss.240.13d-1(b)(1)(ii)(G);

(h
)
[_
]
A savings associations as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C.
1813);

(i
)
[_
]
A church plan that is excluded from the
definition of an investment company under section
3(c)(14) of the Investment Company Act of 1940
(15 U.S.C. 80a-3);

(j
)
[_
]
Group, in accordance with ss.240.13d-
1(b)(1)(ii)(J).

ITEM 4. 	Ownership.

Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

      (a) Amount beneficially owned: See item 9 on the cover page(s) hereto.

      (b) Percent of class: See item 11 on the cover page(s) hereto.

      (c) Number of shares as to which such person has:

      	(i)  Sole power to vote or to direct the vote: See
item 5 on the cover page(s) hereto.

      	(ii) Shared power to vote or to direct the vote: See
item 6 on the cover page(s) hereto.

      	(iii) Sole power to dispose or to direct the disposition of: See item 7 on the cover page(s) hereto.

      	(iv) Shared power to dispose or to direct the disposition of: See item 8 on the cover page(s) hereto.


ITEM 5. 	Ownership of Five Percent or less of a class.

      Not applicable.


ITEM 6. 	Ownership of More than Five Percent on Behalf of
Another Person.

      Other persons are known to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities covered by this statement. No such person is known to have such right or power with respect to more than five percent of the shares of Common Stock.

ITEM7. 	Identification and Classification of the Subsidiary
Which Acquired the Security Being Reported on By the
Parent Holding Company or Control Person.

	Not applicable.

ITEM 8. 	Identification and Classification of Members of the
Group.

	Not applicable.

ITEM 9. 	Notice of Dissolution of Group.

	Not applicable.

ITEM 10. 	Certifications.

      By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having such purpose or effect other than activities solely in the connection with a nomination under ? 240.14a-11.

?


SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

      MITTLEMAN BROTHERS, LLC
Date: February 13, 2013
      By: /s/Christopher P.
Mittleman
							Name: Christopher P.
Mittleman
							Title: Managing Partner

							MASTER CONTROL LLC

      By:/s/Christopher P.
Mittleman
							Name: Christopher P.
Mittleman
							Title: Managing Partner

      MITTLEMAN INVESTMENT
MANAGEMENT LLC
      By:/s/Christopher P.
Mittleman
							Name: Christopher P.
Mittleman
							Title: Managing Partner

CHRISOPHER P. MITTLEMAN
By:/s/Christopher P.
Mittleman
Name: Christopher P.
Mittleman
Title: Managing Partner


EXHIBIT INDEX

Exhibit			Description of Exhibit
99.1			Joint Filing Agreement (furnished herewith)


?
Exhibit 99.1

JOINT FILING AGREEMENT

February 13, 2013

	Pursuant to and in accordance with the Securities Act of 1934, as amended, and the rules and regulations thereunder, each party hereto hereby agrees to the joint filing, on behalf of each of them, of any filing required by such party under
Section 13 of the Exchange Act or any rule or regulation thereunder (including any amendment, restatement, supplement, and/or exhibit thereto), with the Securities and Exchange Commission (and, if such security is registered on a national securities exchange, also with the exchange), and further agrees to the filing, furnishing, and/or incorporation by reference of this agreement as an exhibit thereto. This agreement shall remain in full force and effect until revoked by any party hereto in a signed writing provided to each other party hereto, and then only with respect to such revoking party.

IN WITNESS WHEREOF, each party hereto, being duly authorized, has caused this agreement to be executed and effective as of the date first written above.

      MITTLEMAN BROTHERS, LLC

Date: February 13, 2013					By: /s/Christopher
P. Mittleman
							Name: Christopher P.
Mittleman
							Title: Managing Partner

							MASTER CONTROL LLC

Date: February 13, 2013					By:/s/Christopher
P. Mittleman
							Name: Christopher P.
Mittleman
							Title: Managing Partner

      MITTLEMAN INVESTMENT
MANAGEMENT LLC
Date: February 13, 2013					By:/s/Christopher
P. Mittleman
							Name: Christopher P.
Mittleman
							Title: Managing Partner

CHRISOPHER P. MITTLEMAN
Date: February 13, 2013					By:/s/Christopher
P. Mittleman
Name: Christopher P.
Mittleman
Title: Managing Partner

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